SEC
Mail Processing
Section

FEB 19 2016

Washington DC
404

16003015

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-33797

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carter, Terry & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3060 Peachtree Road, Suite 1200
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Montet **(404) 364-2141**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Timothy J. Terry**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Carter, Terry & Company, Inc.** as of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KRISTIN W. MONTET
MY COMMISSION EXPIRES
NOTARY PUBLIC
FEBRUARY 6, 2018
FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Carter, Terry & Company, Inc.

We have audited the accompanying financial statements of Carter, Terry & Company, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carter, Terry & Company, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carter, Terry & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Carter, Terry & Company, Inc. financial statements. The information is the responsibility of Carter, Terry & Company, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 10, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CARTER, TERRY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	322,173
Deposits with clearing organizations		70,000
Receivables		121,464
Securities owned		460
Advances to officers and employees		35,642
Due from holding company		47,000
Prepaid expenses		28,778
Total current assets		625,517
	$	625,517

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	189,443
Accounts payable		4,588
Due to holding company		1,950
Total current liabilities		195,981
Stockholder's equity:		
Common stock: $1 par value, 10,000 shares authorized; 2,472 shares issued and outstanding		2,472
Additional paid-in capital		236,304
Retained earnings		190,760
Total stockholder's equity		429,536
	$	625,517

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commission income	$	2,969,213
Investment banking fees		874,267
Loss on securities owned		(39,545)
Interest income		11,138
		3,815,073
Expenses:		
Management fee to parent		420,000
Commission expense		2,728,001
Employee compensation and benefits		256,345
Clearing costs		172,207
Occupancy		300,000
Communication		78,498
Registration fees		56,064
Other operating expense		29,178
		4,040,293
Net loss before income taxes		(225,220)
Income taxes:		
Income taxes (benefit)		(47,000)
NET INCOME	$	(178,220)

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(178,220)
Adjustments to reconcile net loss to net cash used by operating activities:		
Deferred tax benefit		(47,000)
Stock compensation received for services		(55,734)
Compensation paid with securities		14,517
Loss on investments		81,625
Changes in operating assets and liabilities:		
Prepaids		1,251
Receivables		23,555
Advances to officers and employees		(9,766)
Accounts payable and accrued expenses		(4,658)
Due to holding company		(55,000)
Net cash used by operating activities		(229,430)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(229,430)
CASH AND CASH EQUIVALENTS, beginning of period		551,603
CASH AND CASH EQUIVALENTS, end of period	$	322,173
SUPPLEMENTAL DISCLOSURE INFORMATION		
Securities compensation received	$	55,734
Commissions paid with securities	$	14,517

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock		Contributed	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2015	2,472	$ 2,472	$ 236,304	$ 368,980	$ 607,756
Net income				(178,220)	(178,220)
Balances, December 31, 2015	2,472	2,472	236,304	190,760	429,536

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business
Carter, Terry & Company, Inc. (the "Company") is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in securities brokerage and investment banking services primarily in the Atlanta area. The Company is a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated ("First Atlanta"), and both companies are operated under common management.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Revenue Recognition
Commission income related to customer accounts is reported on a settlement date basis, which approximates a trade date basis. Revenues from investment banking fees are recognized when earned in accordance with the terms of service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Income Taxes
The Company and First Atlanta file a consolidated income tax return. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the members of the group when those members issue separate financial statements. As allowed under ASC 740, the Company calculates current and deferred tax effects as if it were a separate taxpayer. To the extent that this calculation results in items which would be recorded on the balance sheet of a standalone taxpaying entity, such as income taxes payable and deferred tax assets and liabilities, the Company adjusts its balance due from or due to First Atlanta. The current income tax effect is described in Note 8.

The difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position include an entity's status, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

2. Concentration of Credit Risk:

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and receivables. The Company maintains cash and cash equivalents with financial institutions which are variously insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each depository institution, or by the Securities Investor Protection Corporation ("SIPC") against the financial failure of the relevant brokerage firm up to $500,000, with a specific limit of $100,000 for cash. At December 31, 2015, the Company maintained no cash balances with FDIC or SIPC-insured institutions in excess of these amounts. Cash and cash equivalents on the statement of financial condition includes money market mutual fund balances which exceed $100,000. Such balances typically qualify as securities for SIPC coverage in the event of financial failure of the brokerage firm, though not as protection against potential loss of market value.

Management does not believe a credit risk concentration relating to receivables exists due to the financial stability of the two clearing organizations from whom the receivable balance is due.

3. Securities Owned:

Securities owned consist entirely of marketable equity securities of publicly traded companies, normally acquired from the issuer companies as compensation for services. The Company reports these investments at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from securities sales and unrealized gains and losses are each reported in the statement of operations. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4. Receivables consist of commissions due from the Company's two clearing organizations that were collected in January 2016, therefore no allowance for doubtful accounts is necessary for these balances at December 31, 2015.

5. Advances to Officers and Employees:

Advances are due on demand from various officers and employees, and carry no stated interest rate.

6. Fair Value Measurements:

FASB ASC 820, *Fair value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified b ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – inputs to the valuation methodology are:

* Quoted prices for similar assets or liabilities in active markets.
* Quoted prices for identical or similar assets or liabilities in inactive markets.
* Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2015:

	Fair Value Measurements Using Input Type			
	Level 1	Level 2	Level 3	Total
Common stock – small cap	$ 460	-0-$	-0-$	460

7. Contingencies and Commitments:

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2015 requiring contingent loss recognition.

8. Income Taxes:

The provision for income taxes consists of the following:

Current federal tax benefit	$	38,000
Current state tax benefit		9,000
	$	47,000

The Company files a consolidated federal tax return with its Parent and records its share of the consolidated federal tax expense on a separate return basis. The current tax benefit represents the amount the Parent has agreed to refund to the Company for its 2015 tax loss. Deferred income taxes are provided for the temporary differences between the assets and liabilities for financial and income tax purposes. There are no significant book/tax, timing differences at December 31, 2015 and therefore no deferred tax assets or liabilities.

9. Related Party Transactions:

The Company is party to an expense sharing agreement with First Atlanta. First Atlanta is the lessee of the property occupied by the Company, and also provides various office supplies, equipment and furniture, health insurance and management and administrative services to the Company. During the year ended December 31, 2015, the Company paid First Atlanta $300,000 for rent and $420,000 for other expenses, which are aggregated as management fees.

10. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds

1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital.

At December 31, 2015, the Company has net allowable capital of $316,057, which is $216,057 in excess of the required net capital of$100,000. The Company's percentage of aggregate indebtedness to net capital is 62.01% as of December 31, 2015. Certain securities owned and other current assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company may receive but does not hold customer or other broker or dealer securities.

11. Retirement Plans:

The Company has adopted a 401(K) plan covering substantially all employees to which the Company may make discretionary employer contributions. There were no employer contribution to the plan during 2015.

SCHEDULE I
COMPUTATION OF NET CAPITA UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity from Statement of Financial Condition	$	429,536.00
Deduct stockholder's equity not allowable for net capital	$	-
Total Stockholder's equity qualified for net capital	$	429,536.00
Add:		
Non-allowable assets:	$	-
Advances to related parties	$	(35,642.00)
Prepaid expenses	$	(28,778.00)
Other additions and/or credits	$	(47,000.00)
Net capital before haircuts on securities positions (tentative net capital)	$	318,116.00
Haircuts on securities:		
Money market assets	$	(1,599.00)
Other securities	$	(460.00)
Net Capital	$	316,057.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	13,065.00
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000.00
Net capital requirement (greater of above)	$	100,000.00
Excess net capital	$	216,057.00

SCHEDULE II
COMPUTATION OF NET CAPITA UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from State of Financial Condition	$	195,982.00
Total aggregate indebtedness	$	195,982.00
Ratio: Aggregate indebtedness to net capital		62.01%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2015)
There is no significant difference between net capital as reported in Part II of Form X-17a-5 and net capital per above.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Carter, Terry & Company, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Carter, Terry & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Carter, Terry & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Carter, Terry & Company, Inc. stated that Carter, Terry & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carter, Terry & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carter, Terry & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 10, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

CARTER TERRY

3060 PEACHTREE ROAD, NW
SUITE 1200
ATLANTA, GEORGIA 30305

404.364.2070
US WATS 1/800.848.9555
FAX 404.364.2079

BROKER DEALERS ANNUAL EXEMPTION REPORT

Carter, Terry & Company, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Carter, Terry & Company, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Timothy J. Terry
January 22, 2016

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CARTER, TERRY & COMPANY, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of Carter, Terry & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Carter, Terry & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carter, Terry & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carter, Terry & Company, Inc.'s management is responsible for Carter, Terry & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1968*********************MIXED AADC 220
033797 FINRA DEC
CARTER TERRY & COMPANY INC
3060 PEACHTREE ROAD NE
SUITE 1200
ATLANTA GA 30305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kristin Mantel 404-364-2070

2. A. General Assessment (item 2e from page 2) $ 7466.08

B. Less payment made with SIPC-6 filed (exclude interest) (4216.84)
7/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,249.24

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,249.24

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carter Terry & Company Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 1 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,815,073
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	651,431
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	177,207
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	828,638
2d. SIPC Net Operating Revenues	$2,986,435
2e. General Assessment @ .0025	$7,466.08 (to page 1, line 2.A.)